Exhibit 99.1

Bragg Gaming announces Preliminary Unaudited Results for the Year Ended December 31, 2024 and 2025 Strategic Initiatives and Guidance

Toronto, January 29, 2025 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a global B2B iGaming content and technology solutions provider, today announced its preliminary unaudited results for the year ended December 31, 2024 based on information currently available to management and certain strategic initiatives and issued financial guidance for 2025, highlighting anticipated double-digit growth in Revenue and Adjusted EBITDA1 driven by a strategic focus on proprietary and exclusive content.

Anticipated Full Year 2024 Results Highlights

The Company expects the financial results for full year 2024 to include the following highlights: Revenue not less than EUR 102 million, an increase of 9% from EUR 93.5 million for 2023, Adjusted EBITDA of not less than EUR 15.4 million, an increase of 1% from EUR 15.2 million for 2023.

Anticipated Financial Highlights for 2025

•	Revenue Guidance: Revenue for the year ended December 31, 2025, is expected to reach between EUR 117.5 million and EUR 123.0 million, representing double digit growth compared to the Company’s anticipated 2024 revenue.

•	Adjusted EBITDA Guidance: Adjusted EBITDA is forecasted to range between EUR 19.0 million and EUR 21.5 million, supported by a shift toward higher-margin product offerings.

Strategic Business Drivers

The Company is expecting to realize its anticipated 2025 results in part, as a result of certain strategic initiatives, including:

•	Shift in Revenue Concentration: The percentage of revenue from the Company’s proprietary and exclusive content business is expected to increase providing a more margin-accretive mix and improving profitability with reduced reliance on third party content revenue by year end.

•	Growth in Key Markets: Content-focused products, including proprietary, exclusive and aggregated content are projected to drive significant revenue growth in North America and Brazil, which are expected to contribute up to 10% and 15% of revenue, respectively by year-end.

1 Adjusted EBITDA is a non-IFRS financial measure. The most directly comparable IFRS financial measure to Adjusted EBTIDA is Operating Income (loss). See "Other Financial Information" in the Company’s Management Discussion and Analysis for the three and nine-month periods ended September 30th, 2024, and for the three and twelve month periods ended December 31, 2023 for a reconciliation of Adjusted EBITDA to Operating Income (loss).

•	Brazil’s Growth Potential: The Company believes that its proprietary and exclusive content and aggregation businesses are strategically positioned to capture a significant share of Brazil’s $1.5 billion iGaming market, projected to more than double to over $3.3 billion by 2029, according to H2 Gambling Capital.

•	US Market Penetration: The Company believes that it is strategically positioned for significant growth in the US market by leveraging its proprietary and exclusive content portfolio. Through integration with top-tier operators such as DraftKings, FanDuel, Rush Street, Caesars and BetMGM, and licenses in all key iGaming states, the Company’s content is accessible to over 90% of the US iGaming market, valued at over $9.5 billion, according to H2 Gambling Capital. Under the leadership of Neill Whyte, Chief Commercial Officer, and Garrick Morris, SVP (Commercial, US & Canada), veterans of the iGaming industry with multi-decade successful market penetration experience under their belt, the Company has strong leadership to garner enhanced market share. It is expected that proprietary and exclusive content growth in the US will be further driven by the recently announced technology and content partnership with Caesars Entertainment Inc. This partnership, which leverages the Company’s cutting-edge technology and innovative development strengthens the Company’s profile in a competitive and dynamic market.

•	Stronger Penetration in Major European Markets: Bragg aims to expand content distribution in key Western European markets, including Italy, UK, Spain, and Sweden, by leveraging existing integrations with top operators and implementing targeted sales strategies.

•	Expand Exclusive Partnerships: The Company plans to increase its roster of partner studios to enhance the release cadence of titles in North America. Additionally, Bragg aims to grow exclusive content distribution in Central European markets, including the Czech Republic and Germany, through strategic partnerships with studios such as Gamomat and King Show Games.

•	Stability in PAM Business: The Company’s PAM business is expected to remain flat year-over-year, an overall positive, despite the anticipated contraction of the Netherlands market in 2025 due to regulatory changes made in the fourth quarter of 2024.

•	Enhanced Technology Profile: The Company continues to innovate with technologies such as FUZE™, which provides bonuses, free rounds, tournaments, jackpots, recommendation engine and other engagement and promotional tools seamlessly across all iGaming, Sportbetting and iLottery products, requiring no additional integration. These advanced features enhance player experience and contribute to the growth of the Company’s product portfolio revenue.

•	Data and AI Enhancements: By leveraging extensive gaming data, the Company generates actionable insights and employs AI-driven optimizations to elevate player experiences and enhance operator profitability, thereby accelerating profitable growth in proprietary and exclusive content verticals. Opportunities to leverage AI to reduce costs and enhance product margins are also being actively explored.

•	Pipeline Opportunities: A robust pipeline of opportunities is under development, which, if realized, could further enhance 2025 performance but are not yet reflected in the current guidance.

•	Stock Appreciation Rights Plan: Bragg has also introduced a new Stock Appreciation Rights (SAR) plan for its executive management team, further aligning management interests with those of shareholders. The SAR plan has been implemented under the Company’s Amended and Restated Omnibus Equity Incentive Plan and pays out only if the Company’s share price increases over a three-year period, with a full payout contingent on achieving a four-fold increase from a base price of $5 CAD. This structure ensures that executive compensation is firmly tied to delivering significant shareholder value. Additionally, the plan includes accelerated vesting provisions in the event of a change of control, preserving alignment with shareholder interests in all value-creation scenarios. SAR award payouts may be settled through the payment of cash, the issuance of shares, or through a combination of both, subject to the discretion of the Company’s Board and availability of shares under the Company’s equity incentive plan at the time.

Management Commentary:

“I am pleased with where we believe 2024 results will land and very excited about the strong growth trajectory outlined in our 2025 guidance," said Matevž Mazij, CEO of Bragg. "Our strategic investments in proprietary and exclusive content as well as various Data, Player journey and AI enhanced engagement features, are expected to drive our growth in 2025. By focusing on margin-accretive products, we are well-positioned to boost both revenue and profitability while pursuing opportunities in key markets such as Brazil and the United States. Our PAM product remains a top-tier performer, and while our 2025 growth will largely come from the content side of the business, we have exciting prospects to expand our PAM offering. Additionally, I’m particularly proud of the strong executive team that we have assembled at Bragg this past year. The recently announced Caesars deal highlights their impressive capabilities."

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Disclaimers

All figures reported above with respect to the year end 2024 are preliminary and are subject to change and adjustment as the Company’s financial results for the year ended December 31, 2024 are finalized. Accordingly, investors are cautioned not to place undue reliance on the foregoing guidance. The preliminary unaudited results provided in this news release constitute forward-looking statements within the meaning of applicable securities laws, are based on a number of assumptions and are subject to a number of risks and uncertainties. Actual results may differ materially. Please see the section below entitled "Cautionary Statement Regarding Forward-Looking Statements".

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to: the Company’s Anticipated Full Year 2024 Results Highlights and Anticipated Financial Highlights for 2025, including with respect to anticipated Revenue and Adjusted EBITDA, the Company’s strategic business divers for 2025, including the Company’s revenue mix, market penetration, the effectiveness of its technology, its pipeline, the impact of the SAR plan, the Company’s growth initiatives, and corporate vision and strategy. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

The purpose of disclosing such forward-looking information is to provide investors with more information concerning the financial results that the Company currently believes are achievable based on the assumptions below. Readers are cautioned that the information may not be appropriate for other purposes. While these targets are based on underlying assumptions that management believes are reasonable in the circumstances, readers are cautioned that actual results may vary materially from those described above.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to execute on partnerships agreements; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; risks related to health pandemics and the outbreak of communicable diseases and other factors described under “Risk Factors” in the Company’s annual information form and the current interim and annual management’s discussion and analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S, Canada, LatAm and Europe.

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